Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2011	2010	2011	2010
Computation of Earnings:
Income before income taxes	$15,877	$24,821	$45,665	$54,686
Add:
Interest expense	8,488	8,259	25,170	24,721
Amortization of debt premium/discount and expenses	603	590	1,744	1,760
Interest portion of rent expense	447	411	1,275	1,238

Earnings as adjusted	$25,415	$34,081	$73,854	$82,405

Computation of Fixed Charges:
Interest expense	$8,488	$8,259	$25,170	$24,721
Capitalized interest	19	8	141	85
Amortization of debt premium/discount and expenses	603	590	1,744	1,760
Interest portion of rent expense	447	411	1,275	1,238

Fixed charges	$9,557	$9,268	$28,330	$27,804

Ratio of Earnings to Fixed Charges	2.66	3.68	2.61	2.96